Exhibit 99.1

The Metals Royalty Company Provides Update on Mesabi Metallics

Construction Progress Following Executive Site Visit

Engineering Procurement and Construction (“EPC”) 95.5% Complete with Commissioning Targeted for August 2026

LONDON, UK, June 30, 2026 – The Metals Royalty Company Inc. (“TMCR” or the “Company”) (Nasdaq: TMCR), a purpose-built financing platform dedicated to advancing U.S. critical mineral security and re-industrialization, today provides an update on construction progress at Mesabi Metallics Company LLC (“Mesabi Metallics”), following a recent site visit by Brian Paes-Braga, Executive Co-Chairman and CEO of TMCR.

Highlights

•	Overall project completion stands at 95.5% as of May 31, 2026, engineering 99.0% complete, procurement 99.3% complete, construction 91.4% complete
•	Commissioning of Line 1 targeted to commence in July/August 2026; following a first-hand site visit to Nashwauk, Minnesota, TMCR believes the project remains on track for its targeted commissioning timeline
•	Upon commissioning, Mesabi is expected to become one of the few significant domestic producers of merchant DR-grade iron ore pellets in North America, expected to be among the lowest-cost iron ore producers globally
•	Based on information provided by Mesabi Metallics, the project is reported to be fully financed to first production

Commissioning Confidence

Following his site visit, Mr. Paes-Braga observed mechanical completions being achieved at the individual equipment level across virtually every building on site – the kind of granular progress that directly precedes commissioning rather than construction. Electrical and controls infrastructure, typically the final bottleneck before commissioning, is advancing in parallel across multiple buildings. Track laying is underway at the Wagon Loading Station, reflecting a project team already planning for operational reality.

Procurement and engineering are essentially closed, at 99.3% and 99.0% complete respectively, with all long-lead items on site and all 110 QAPs approved – substantially reducing the remaining supply chain and engineering risk prior to commissioning. Based on information provided by Mesabi Metallics, the project is reported to be fully financed, and Essar Group's 50-year track record of building and operating world-scale industrial assets, combined with over $2 billion of equity invested, gives TMCR confidence that the targeted 2026 commissioning timeline can be achieved.

“I have followed the development of Mesabi Metallics closely, but nothing prepares you for seeing this project in person,” said Brian Paes-Braga, Executive Co-Chairman and Chief Executive Officer of TMCR. “What the Essar team has built in the Mesabi Iron Range is nothing short of remarkable – a world-class DR-grade iron ore mine and pellet plant rising from the ground, in service of American industrial independence. The scale and quality of execution was immediately apparent across every structure I visited. At start-up, Mesabi is expected to be among the lowest-cost iron ore producers globally – a structural advantage driven by the exceptional grade and scale of the ore body, its modern processing infrastructure, and its strategic location at the heart of the midwestern United States. I left Nashwauk more convinced than ever that Mesabi Metallics will play a critical role in supplying the domestic steel industry for decades to come, and I believe the project is well positioned to begin commissioning in 2026. This is exactly the kind of royalty investment TMCR was built to make.”

About Mesabi Metallics

Mesabi Metallics Company LLC, an Essar Group company, is completing a state-of-the-art DR-grade iron ore mine and pellet plant in Nashwauk, Minnesota, representing approximately $2.5 billion in total investment. Upon commissioning, targeted for H2 2026, Mesabi will be one of the only significant domestic producers of merchant DR-grade iron ore pellets in North America, with a mine life of 23 years or more.

About The Metals Royalty Company Inc.

The Metals Royalty Company Inc. (Nasdaq: TMCR) is a purpose-built financing platform dedicated to advancing U.S. critical mineral security and re-industrialization. The Company acquires and manages metals and mineral royalties, streams, and similar structured interests across the full value chain - supporting American defense, AI infrastructure, energy systems, and industrial capacity. TMCR’s royalty-based business model is designed to enable participation in the long-term cash flows and commodity upside of strategically significant assets, with reduced exposure to the operational and development risks typically associated with resource production. For more information, please visit www.sec.gov and the Company’s website www.themetalsroyaltyco.com.

Technical Information

The operational data regarding the Mesabi Project contained in this press release, including construction progress percentages and project parameters, is derived from the Mesabi Metallics Project Progress Report for the period ending May 31, 2026, prepared by Essar Group as EPC contractor. The Company's expectations regarding commissioning timing, royalty cash flow potential, mine life, and production capacity are based on management's internal models and information provided by Mesabi Metallics. TMCR holds a royalty interest in, but does not operate or control, the Mesabi Project, and has not independently verified the third-party information described above

Cautionary Note Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. This press release contains forward-looking statements which constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and applicable securities laws, which reflect management of the Company’s expectations regarding its future growth, future business plans and opportunities, expected activities and other statements about future events, results or performance. These forward-looking statements include, among other things, statements relating to, the Mesabi Project, the revenue generating potential with respect to TMCR’s industry and business plans, the potential impact of government policy, market opportunity, the Company’s ability to execute on its business plan and to acquire and manage additional royalty interests and other statements that are statements other than historical facts. When the Company and its management uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not a guarantee of future performance and are based on a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances as of the date of this press release. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties and risks related to: the timing, cost and completion of construction and commissioning of the Mesabi Project; the economic potential, ramp-up and timing of production at the Mesabi Project; TMCR’s status as a non-operating royalty holder that does not control the construction, financing or operation of the Mesabi Project, and its reliance on information provided by Mesabi Metallics and Essar Group that TMCR has not independently verified; TMCR’s limited operating history and the risks associated with new business development; TMCR’s potential inability to acquire additional royalty, stream or similar interests, or to achieve profitability and positive cash flow; the impact of government policy, trade measures and tariffs relevant to domestic critical minerals and steel; commodity price volatility, including for iron ore and DR-grade pellets; market conditions; competitive dynamics; regulatory changes; and other factors discussed in the “Risk Factors” section of the Company’s Form 20-F and subsequent reports filed with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact

Lucas A. Zimmerman

MZ Group – MZ North America

(949) 259-4987

TMCR@mzgroup.us

www.mzgroup.us